Exhibit 99.6

Blue Lion Capital Expresses Disappointment with HomeStreet's Fourth Quarter Results and Suggests Questions for Analysts and Investors to Ask on Today's HomeStreet Earnings Call

NEWS PROVIDED BY
Blue Lion Capital
12:00 ET

DALLAS, Jan. 23, 2018 /PRNewswire/ -- Blue Lion Capital ("BLC") and its affiliates are the beneficial owners of 5.5% of the stock of HomeStreet, Inc. (Nasdaq: HMST) ("HomeStreet" or the "Bank").  BLC has expressed its intention to nominate two directors to the HomeStreet Board of Directors at the 2018 annual meeting of HomeStreet shareholders.

HomeStreet released fourth quarter and full-year 2017 earnings last night and is conducting a conference call today at 1:00 pm Eastern Time with analysts and investors to discuss those results.

BLC is disappointed with yet another earnings period in which HomeStreet failed to execute on a strategy that would enable the Bank to reach its full potential or generate earnings and cash flow commensurate with its assets and opportunity.

The mortgage segment was unprofitable for the fourth time in the past five quarters, despite its supposed restructuring.  The commercial and consumer banking segment sold significantly more commercial real estate loans than it originated during the quarter, generating a one-time boost to earnings of more than 11 cents per share.  Further, despite significant new loan growth, the Bank did not take a loan loss provision.  In fact, in 2017, the increase in the provision for loan losses was a mere $750,000, despite $680 million of net loan growth and a $4.1 million increase in the loan loss provision in 2016.

BLC believes analysts and investors in HomeStreet should want answers to some critical questions during today's conference call.  BLC encourages HomeStreet's management to proactively address these questions during the call, or, failing that, for analysts and investors to ask management these questions during the time allotted for questions and answers:

•
After adjusting for the high volume of sales of commercial real estate loans during the quarter (and the 11 cents per share boost to earnings from those sales) as well as a reasonable provision for loan losses (another 5 cents per share), HomeStreet missed consensus earnings estimates by 15 cents per share or 35% (see reconciliation below). Is a mere 27 cents per share the true, sustainable earnings power of this Bank or did the management team fail to execute on the Bank's full opportunity?

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The Bank's efficiency ratio was 1,000 basis points higher than its peers in the Pacific Northwest and 1,800 basis points higher than its peers in California (collectively, the "Peers"). Has the management team of HomeStreet done everything it is capable of to streamline the Bank's cost structure? If not, why hasn't management already made the Bank more efficient?

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During 2017, HomeStreet's commercial and consumer banking segment had net loan growth of more than $680 million. The Bank took a loan loss provision of $750,000 or 11 basis points on those loans. Further, HomeStreet's allowance for loan losses currently sits at 90 basis points of originated loans (down from 100 basis points a year ago) while its Peers average 123 basis points. Should investors and regulators expect the commercial business to experience just 11 basis points in losses or has the Bank under-reserved for its future losses on these loans? Is the Bank adequately reserved across its loan book even though it has substantially lower allowances than its Peers?

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The Bank realized losses of approximately $534,000 on its securities portfolio during the quarter while the portfolio's duration (and risk) continued to increase. What are the embedded losses in that portfolio today? The duration of this portfolio increased from 3.6 years to 5.7 years over the past three quarters; which is optimal, the 3.6 year duration or the 5.7 year duration? Why did management so radically change the duration in just three quarters?

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Despite large restructuring charges and promises of improvements in the mortgage segment, HomeStreet missed its most recent guidance for mortgage loan lock volume, closed loan volume, profitability and efficiency ratio. Is management satisfied with the performance of the mortgage business or are further adjustments required? If further adjustments are required, why has there been a delay in taking those actions? When will shareholders earn an adequate return in the mortgage business and when will management meet its guidance in this segment?

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HomeStreet already has the highest commercial real estate exposure of any of its Peer banks, as a percentage of total capital. And, the Bank is already above the risk thresholds as outlined by the Federal Reserve. Despite this, during the fourth quarter, HomeStreet had $283 million of new construction loan commitments. Given the existing over-exposure to this high-risk loan category, is management intentionally growing this portion of the loan book further or is the outsized growth the result of a lack of discipline?

BLC further notes that HomeStreet generated just 27 cents of normalized, sustainable earnings during the quarter, as shown in the table below:

Q4 2017
Commercial & Consumer Bank
Net interest income - reported	$45,876

Non-interest income - reported	12,697
Adjust: Gain (loss) on sale of securities	(534)
Adjust: Pull forward of FNMA DUS, SBA and Other CRE gains	(4,504)
Non-interest income - adjusted	8,727
Total revenues - adjusted	$54,603

Provision expense - reported	-
Adjust: Provision expense consistent with Peers (123 bps)	2,333
Provision expense - adjusted	2,333

Non-interest expense - reported	38,716
Adjust: Office closure	(497)
Non-interest expense - adjusted	38,219
Total expenses – adjusted	$40,552

Pre-tax income	$14,051
Income taxes	4,450
Tax rate	31.7%
Net income	$9,601
Commercial & Consumer Banking Segment EPS	$0.35

Mortgage Segment EPS	$(0.08)

Normalized EPS for 4Q17	$0.27
Consensus EPS Expectations	$0.42
Miss of Expectations (%)	35%

Additional materials concerning BLC's views on HomeStreet are available at the Securities and Exchange Commission's website at https://tinyurl.com/y8mpemcw and https://tinyurl.com/y8qvcfkn.

Important Information
This press release is not a solicitation of a proxy from any security holder of HomeStreet, Inc. (the "Company").  Charles W. Griege, Jr., intends to nominate individuals as nominees to the Company's board of directors and intends to solicit votes for the election of those individuals as members of the Company's board of directors (the "Nominees").  Mr. Griege will send a definitive proxy statement, proxy card and related proxy materials to shareholders of the Company seeking their support of the Nominees at the Company's 2018 Annual Meeting of Shareholders.  Shareholders are urged to read the definitive proxy statement and proxy card when they become available, because they will contain important information about the Nominees, the Company and related matters.  Shareholders may obtain a free copy of the definitive proxy statement and proxy card (when available) and other documents filed by Mr. Griege with the Securities and Exchange Commission ("SEC") at the SEC's web site at www.sec.gov.  The definitive proxy statement (when available) and other related SEC documents filed by Mr. Griege with the SEC may also be obtained free of charge from Mr. Griege.

Participants in Solicitation
The following persons are participants in the planned solicitation from the Company's shareholders of proxies in favor of the Nominees: Mr. Griege, Roaring Blue Lion Capital Management, L.P., and the Nominees.  The participants may have interests in the solicitation, including as a result of holding shares of the Company's common stock.  Information regarding the participants and their interests may currently be found in the amended Schedule 13D, dated January 17, 2018, as filed with the SEC on January 17, 2018, which is incorporated herein by reference.

SOURCE Blue Lion Capital